

July 12, 2011

<u>Via E-mail</u>
Walter Z. Berger
Executive Vice President and Chief Financial Officer
Leap Wireless International, Inc.
5887 Copley Drive
San Diego, CA 92111

> **Re:** **Leap Wireless International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed April 29, 2011**
> **File No. 001-34865**

Dear Mr. Berger:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Results of Operations, page 60

1. We note the table on page 61 summarizing your customer activity for the last three fiscal years. In future filings expand your Management's Discussion and Analysis to provide more detailed analysis of these changes and trends in your gross and net customer additions and their impact on your results of operations. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Liquidity and Capital Resources, page 73

2. We note the statement that if your cash generated from operations is adversely impacted, you believe that you could manage your expenditures as well as the pace and timing of your expansion efforts, to match available liquidity. In order to provide more context to your disclosure, in future filings please expand your disclosure to provide a more detailed and quantified (if possible), discussion of your ability to meet both your short-term and long-term liquidity needs. Such disclosure should address the expenditures necessary for the enhancement of your network capacity in existing markets and the deployment of your LTE network technology (discussed on page 82). Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Financial Statements

Note 7. Significant Acquisitions and Other Agreements
STX Wireless Joint Venture, page 110.

3. Refer to the top carryover paragraph of page 111 which indicates that the purchase price for Pocket Communications membership interest in STX Wireless Operations, under the "put" and "call" provisions, is based in part upon an "enterprise value-to-revenue multiple" for Leap Wireless. Please explain to us the contractual terms of the "enterprise value-to-revenue multiple" for Leap Wireless and tell us how it affected your consideration of how to account for Pocket Communications' non-controlling interest in STX Wireless Operations and the related "put" and "call". Please refer to the pertinent authoritative accounting literature in your response.

4. We note from the second paragraph of page 84 that Ring Island has the option to put its entire controlling membership interest in Savary Island to Cricket for a redemption value of an amount equal to Ring Island's contributions to Savary Island less any optional distributions made to Ring Island plus currently an additional $150,000.   We also note that the third paragraph of page 84 indicates that you will accrete amounts to Ring Island's membership interest to the extent that the carrying value of Ring Island's membership interests falls below the calculated redemption value.   With a view to additional disclosure, tell us how you plan to account for Ring Island's share of Savary Island's future operating results.

Exhibits

5. We note that you have not filed the limited liability agreement for Savary Island, the management services agreement between Cricket and Savary Island or the senior secured credit agreement between Cricket, Savary Island and Savary Island's subsidiaries dated December 27, 2010 as exhibits to your Form 10-K.

Please file these agreements with future filings or explain why they are not material. See Item 601(b)(10) of Regulation S-K.

Form 10-K/A, filed April 29, 2011

2010 Compensation Programs and Decisions, page 7

6. We note your disclosure on page eight that cash bonus amounts were generally based on your named executive officers' individual accomplishments in 2010. In future filings expand your disclosure to specify in more detail the individual accomplishments that resulted in payments of bonuses to your named executive officers.   In addition, revise the footnotes to your summary compensation table in order to provide the basis for the "discretionary bonus" paid to Mr. Moschner.

2011 Long-Term Equity Incentive Awards, page 13

7. We note the disclosure that your compensation committee awarded long-term incentive compensation awards because the amount and value of long-term equity awards held by your named executive officers was generally below the 50th percentile of total direct compensation provided by companies against which you measured your compensation. In future filings, if applicable, indicate whether the amount of grants awarded fell within the 50th percentile of such companies. To the extent the amount awarded fell outside of your targeted percentile range, please explain why. Also identify any aspects of corporate or individual performance that resulted in differing awards to each named executive officer.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director